                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934

                              THE ENERGY GROUP PLC
                           (Name of Subject Company)

                              TU ACQUISITIONS PLC
                            TEXAS UTILITIES COMPANY
                                   (Bidders)


                        Ordinary Shares of 10p each and
       American Depositary Shares, each representing Four Ordinary Shares and evidenced by American Depositary Receipts

                         (Title of Class of Securities)

                                  292691 10 2

                     (CUSIP Number of Class of Securities)

                             Peter B. Tinkham, Esq.
                            Texas Utilities Company
                       Secretary and Assistant Treasurer
                               1601 Bryan Street
                              Dallas, Texas 75201
                                 (214) 812-4600

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications
                            on behalf of Bidders)

                                    Copy to:

Robert A. Wooldridge, Esq.                              Robert J. Reger, Jr., Esq.
   Worsham, Forsythe                                        Reid & Priest LLP
 & Wooldridge, L.L.P.                                      40 West 57th Street
   1601 Bryan Street                                    New York, New York 10019
  Dallas, Texas 75201                                        (212) 603-2000
     (214) 979-3000

                           Calculation of Filing Fee
                     Transaction                  Amount of
                     Valuation:                 Filing Fee:
                    $1,139,376,937*                $227,876

         * Estimated for purposes of calculating the amount of the filing fee based on the average, $54.844, of the high and low prices of an American Depositary Share ("ADS") of The Energy Group PLC ("Energy Group") as reported on the New York Stock Exchange Composite Tape on March 6, 1998, the mid-market quotation from the Official List of the London Stock Exchange of L8.39 per Ordinary Share of Energy Group ("Ordinary Share") on March 6, 1998, and the Noon Buying Rate on March 6, 1998, of L1= U.S.$1.6325. The transaction valuation is based on 20,650,000 ADSs and 500,000 Ordinary Shares held by United States residents. Such number of ADSs represents all of the ADSs outstanding as of March 9, 1998, and such number of Ordinary Shares exceeds the estimate by The Energy Group PLC of the aggregate number of outstanding Ordinary Shares held by United States residents.

[X] Check box if any part of the Fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $399,593
Form or Registration No.:  333-47135
Filing Party:  Texas Utilities Company
Date Filed:  March 2, 1998

                                     14D-1



1.       Name of Reporting Person:
         TU Acquisitions PLC

2.       Check the Appropriate Box if a Member of a Group           (a)/x/
                                                                    (b)/ /

3.       SEC Use Only

4.       Sources of Funds
         BK
         AF

5.       Check Box if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(e) or 2(f)                    / /

6.       Citizenship or Place of Organization
         England and Wales

7.       Aggregate Amount Beneficially Owned by Each Reporting
         Person - 77,500,000

8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares                                                / /

9.       Percent of Class Represented by Amount in Row (7)
         14.88% of class

10.      Type of Reporting Person
         CO

                                     14D-1


1.       Name of Reporting Person; I.R.S. Employer
         Identification No.:
         Texas Utilities Company;
         75-2669310

2.       Check the Appropriate Box if a Member of a Group            (a)/X/
                                                                     (b)/ /

3.       SEC Use Only

4.       Sources of Funds
         BK

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f)                        / /

6.       Citizenship or Place of Organization
         Texas

7.       Aggregate Amount Beneficially Owned by Each Reporting
         Person - None (  )

8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares                                                 / /

9.       Percent of Class Represented by Amount in Row (7)
         None (  )

10.      Type of Reporting Person
         HC

Item 1.  Security and Subject Company.

         (a) The name of the subject company is The Energy Group PLC ("The Energy Group") and the address of its principal executive offices is 117 Piccadilly, London W1V 9FJ, England.

         (b) This Statement relates to the offer (the "Offer") by TU Acquisitions PLC a public limited company incorporated in England and Wales and an indirect wholly owned subsidiary of Texas Utilities Company, a Texas corporation, to purchase all of the outstanding (a) ordinary shares of 10p each ("Energy Group Shares") of The Energy Group and (b) American Depositary Shares ("Energy Group ADSs") of The Energy Group ("Energy Group") each representing four Energy Group Shares and evidenced by American Depositary Receipts. The Energy Group Shares and the Energy Group ADSs are collectively referred to herein as the "Energy Group Securities". The Offer is subject to the terms and conditions set forth in the Offer to Purchase dated March 10, 1998 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1) hereto, the related Letter of Transmittal, a copy of which is filed as Exhibit (a)(2) hereto, and the related Form of Acceptance, a copy of which is filed as Exhibit (a)(3) hereto. Information concerning the fully diluted share capital of Energy Group is set forth in section 17 under the caption "Sources of information and bases of calculation" in Appendix VIII to the Offer to Purchase and is incorporated herein by reference. Information concerning the consideration being offered therefor and the conversion thereof from pounds sterling to US dollars is set forth in section 2 under the caption "The Texas Utilities Offer" and in section 19(f) under the caption "Currency of Cash Consideration" in the Letter dated March 10, 1998 ("Letter"), from Lehman Brothers International (Europe) ("Lehman Brothers") and Merrill Lynch International ("Merrill Lynch") contained in the Offer to Purchase.

         (c) The information set forth in section 1 under the caption "Market price data" in Appendix VII to the Offer to Purchase is incorporated herein by reference.


Item 2.  Identity and Background.

         (a) through (d) and (g). This statement is filed by TU Acquisition PLC ("TU Acquisitions") and Texas Utilities Company ("Texas Utilities"). Information concerning the principal business, the address of the principal office and place of organization of each of Texas Utilities and TU Acquisitions is set forth in section 9 under the caption "Information on the Texas Utilities Group" in the Letter from Lehman Brothers and Merrill Lynch contained in the Offer to Purchase and in section 2 under the caption "Registered/Principal Offices" in Appendix V to the Offer to Purchase and is incorporated herein by reference. Information concerning the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Texas Utilities and TU Acquisitions as well as information concerning the material occupations, positions, offices or employments during the last five years of such persons is set forth in section 1 under the caption "Directors and executive officers of TU Acquisitions and Texas Utilities" in Appendix V to the Offer to Purchase and is incorporated herein by reference.

         (e) and (f). During the last five years, neither Texas Utilities nor TU Acquisitions, nor any person listed in section 1 under the caption "Directors and executive officers of TU Acquisitions and Texas Utilities" in Appendix V to the Offer to Purchase, has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         (a) To the best of Texas Utilities and TU Acquisitions' knowledge, there have been no transactions with The Energy Group required to be set forth in this Item.

         (b) The information set forth section 10 under the caption "The Peabody Sale" in the Letter from Lehman Brothers and Merrill Lynch contained in the Offer to Purchase and in section 7 under the caption "Background to and reasons for the Texas Utilities Offer" in Appendix VIII to the Offer to Purchase is incorporated herein by reference.


Item 4.  Source and Amount of Funds or Other Consideration.

         (a) through (c). The information set forth in section 8 under the caption "Financing arrangements" in Appendix VIII to the Offer to Purchase is incorporated herein by reference.


Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

         (a) through (e). The information set forth in section 2 under the caption "Background to and reasons for the Texas Utilities Offer", in section 3 under the caption "The Peabody Sale and certain consents" and in section 4 under the caption "Directors, management and employees", all in the Letter dated March 10, 1998, from the Chairman of Texas Utilities contained in the Offer to Purchase, in section 3 under the caption "Terms and Conditions of the Texas Utilities Offer", in section 13(a) under the caption "Management and employees", and in section 10 under the caption "The Peabody Sale", all in the Letter from Lehman Brothers and Merrill Lynch contained in the Offer to Purchase and in section 7 under the caption "Background to and reasons for the Texas Utilities Offer", in section 8 under the caption "Financing arrangements", in section 9 under the caption "Compulsory acquisition" and in section 10 under the caption "Certain consequences of the Texas Utilities Offer", all in Appendix VIII to the Offer to Purchase, is incorporated herein by reference.

         (f) and (g) The information set forth in section 10(a) under the caption "Market effect" in Appendix VIII to the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

         (a) through (b). The information set forth in section 4(b) under the caption "Shareholdings and dealings in relevant Energy Group Securities" in Appendix VIII to the Offer to Purchase is incorporated herein by reference. The Energy Group Securities purchased by TU Acquisitions on March 3 and 4 of 1998 represent 14.88% of the Energy Group Securities. These purchases were made by Merrill Lynch on the London Stock Exchange on behalf of TU Acquisitions. The information set forth under the caption "Rule 10b-13 Exemption" on page 4 of the Offer to Purchase and in section 3 under the caption "Principal purchases" in Appendix VIII to the Offer to Purchase is incorporated herein by reference.


         As of the close of business on March 6, 1998, Erle Nye, Chairman and Chief Executive of Texas Utilities beneficially owned 25 Energy Group ADSs which were received in connection with the demerger by Hanson PLC of The Energy Group on February 24, 1997 (the "Demerger"). As of the close of business on March 6, 1998, the Retirement Plan of the Texas Utilities Company System held 24,375 Energy Group ADSs which were received in connection with the Demerger.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         None.

Item 8.  Persons Retained, Employed or to Be Compensated.

         The information set forth in section 16 under the caption "Fees and expenses" in Appendix VIII to the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders.

         The information set forth in section 3 under the caption "Financial Information for Texas Utilities" in Appendix V to the Offer to Purchase is incorporated herein by reference.

         On August 5, 1997, Texas Utilities became a holding company which owns all of the outstanding Common Stock of Texas Energy Industries, Inc. ("TEI") (File No. 1-3591) and ENSERCH Corporation ("Enserch") (File No. 1-3183). The following documents previously filed with the Securities and Exchange Commission by Texas Utilities (File No. 1-12833), TEI or ENSERCH pursuant to the Exchange Act are incorporated herein by reference:

         (a) TEI's Annual Report on Form 10-K for the year ended December 31, 1996.

         (b) TEI's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997 and June 30, 1997.

         (c) ENSERCH's Annual Report on Form 10-K for the year ended December 31, 1996.

         (d) ENSERCH's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997 and June 30, 1997.

         (e) ENSERCH's Current Reports on Form 8-K dated January 14, 1997, March 12, 1997, June 5, 1997, July 3, 1997, August 4, 1997 and August 6, 1997.

         (f) Texas Utilities' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

         (g) Texas Utilities' Current Reports on Form 8-K dated August 5, 1997, August 25, 1997, November 21, 1997, December 17, 1997 and February 26, 1998.

Item 10.  Additional Information.

         (a) and (e)  Not applicable.

         (b) and (c) The information set forth in section 11 under the caption "Legal and regulatory matters" in Appendix VIII to the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in section 10(c) under the caption "Margin securities" in Appendix VIII to the Offer to Purchase is incorporated herein by reference.

         (f) Reference is made to the information set forth in the Offer to Purchase, the Letter of Transmittal and the Form of the Acceptance, which is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

EXHIBIT                   EXHIBIT
-------                   -------

(a)(1)                     Offer to Purchase, dated March 10, 1998.

(a)(2)                     Letter of Transmittal.

(a)(3)                     Form of Acceptance.

(a)(4)                     Notice of Guaranteed Delivery.

(a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees from Lehman Brothers Inc. and Merrill Lynch & Co.

(a)(6) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8) Text of press release of Texas Utilities and The Energy Group dated March 2, 1998.

(a)(9)                     Text of press release of Texas Utilities dated March
                           5, 1998.

(a)(10)                    Newspaper advertisement published in the U.K. dated
                           March 10, 1998.

(a)(11)                    Summary advertisement published in the U.S. dated
                           March 10, 1998.

(b)(1) 364-Day Competitive Advance and Revolving Credit Facility Agreement, dated as of March 2, 1998 among Texas Utilities Company, Texas Utilities Electric Company, ENSERCH Corporation, The Chase Manhattan Bank, as Competitive Advance Facility Agent and Chase Bank of Texas, National Association, as Administrative Agent and certain banks listed therein (US Facility A).

(b)(2) 5-Year Competitive Advance and Revolving Credit Facility Agreement, dated as of March 2, 1998 among Texas Utilities Company, Texas Utilities Electric Company, ENSERCH Corporation, The Chase Manhattan Bank, as Competitive Advance Facility Agent and Chase Bank of Texas, National Association, as Administrative Agent and certain banks listed therein (US Facility B).

(b)(3)                     Amendment No. 1, dated March 3, 1998, to US Facility
                           A and US Facility B.

(b)(4) Facilities Agreement for L3,625,000,000 Credit Facilities for TU Finance (No. 1) Limited, TU Finance (No. 2) Limited, TU Acquisitions PLC, Chase Manhattan plc, Lehman Brothers International and Merrill Lynch Capital Corporation as Joint Lead Arrangers, the Chase Manhattan Bank, Lehman Commercial Paper Inc. and Merrill Lynch Capital Corporation as Underwriters (UK Facility)

(b)(5)                     Amendment No. 1, dated March 3, 1998, to UK
                           Facility.

(b)(6) 364-Day Competitive Advance and Revolving Credit Facility Agreement "Interim Facility", dated as of March 6, 1998 among Texas Utilities Company, Chase Bank of Texas, National Association, as Administrative Agent and The Chase Manhattan Bank, as Competitive Advance Facility Agent, Initial Underwriters, The Chase Manhattan Bank, Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation, Chase Securities Inc., Lehman Brothers Inc. and Merrill Lynch & Co. as Joint Lead Arrangers and certain banks listed therein.

(c)               Not applicable.

(d)               Opinion of Reid & Priest LLP, dated February 27, 1998.

(e) The Offer to Purchase is incorporated herein by reference.

(f) The Offer to Purchase, the Letter of Transmittal and the Form of Acceptance are incorporated herein by reference.

                                   SIGNATURE

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  March 10, 1998



                                        TU ACQUISITIONS, PLC


                                        By: /s/ ROBERT A. WOOLDRIDGE
                                           -------------------------------
                                            Name: Robert A. Wooldridge
                                            Title: Director

                                        TEXAS UTILITIES COMPANY


                                        By: /s/ ROBERT S. SHAPARD
                                           -------------------------------
                                            Name: Robert S. Shapard
                                            Title:Treasurer and Assistant
                                                  Secretary

                                 EXHIBIT INDEX

Item 12.  Material to be Filed as Exhibits.

Exhibit                   Exhibit
-------                   -------

(a)(1)                     Offer to Purchase, dated March 10, 1998.

(a)(2)                     Letter of Transmittal.

(a)(3)                     Form of Acceptance.

(a)(4)                     Notice of Guaranteed Delivery.

(a)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees from Lehman Brothers Inc. and Merrill Lynch & Co.

(a)(6) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8) Text of press release of Texas Utilities and The Energy Group dated March 2, 1998.

(a)(9)                     Text of press release of Texas Utilities dated March
                           5, 1998.

(a)(10)                    Newspaper advertisement published in the U.K. dated
                           March 10, 1998.

(a)(11)                    Summary advertisement published in the U.S. dated
                           March 10, 1998.

(b)(1) 364-Day Competitive Advance and Revolving Credit Facility Agreement, dated as of March 2, 1998 among Texas Utilities Company, Texas Utilities Electric Company, ENSERCH Corporation, The Chase Manhattan Bank, as Competitive Advance Facility Agent and Chase Bank of Texas, National Association, as Administrative Agent and certain banks listed therein (US Facility A).

(b)(2) 5-Year Competitive Advance and Revolving Credit Facility Agreement, dated as of March 2, 1998 among Texas Utilities Company, Texas Utilities Electric Company, ENSERCH Corporation, The Chase Manhattan Bank, as Competitive Advance Facility Agent and Chase Bank of Texas, National Association, as Administrative Agent and certain banks listed therein (US Facility B).

(b)(3)                     Amendment No. 1, dated March 3, 1998, to US Facility
                           A and US Facility B.

(b)(4) Facilities Agreement for L3,625,000,000 Credit Facilities for TU Finance (No. 1) Limited, TU Finance (No. 2) Limited, TU Acquisitions PLC, Chase Manhattan plc, Lehman Brothers International and Merrill Lynch Capital Corporation as Joint Lead Arrangers, the Chase Manhattan Bank, Lehman Commercial Paper Inc. and Merrill Lynch Capital Corporation as Underwriters (UK Facility)

(b)(5)                     Amendment No. 1, dated March 3, 1998, to UK
                           Facility.

(b)(6) 364-Day Competitive Advance and Revolving Credit Facility Agreement "Interim Facility", dated as of March 6, 1998 among Texas Utilities Company, Chase Bank of Texas, National Association, as Administrative Agent and The Chase Manhattan Bank, as Competitive Advance Facility Agent, Initial Underwriters, The Chase Manhattan Bank, Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation, Chase Securities Inc., Lehman Brothers Inc. and Merrill Lynch & Co. as Joint Lead Arrangers and certain banks listed therein.

(c)              Not applicable.

(d)              Opinion of Reid & Priest LLP, dated February 27, 1998.

(e) The Offer to Purchase is incorporated herein by reference.

(f) The Offer to Purchase, the Letter of Transmittal and the Form of Acceptance are incorporated herein by reference.